FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X     Form 40-F
                                -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes            No  X
                                -----         -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement for performance in the first three quarters of 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on October 18, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Director



Date:    October 18, 2005

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China) (Stock code : 902)

                       Overseas Regulatory Announcement

                Performance in the First Three Quarters of 2005

-------------------------------------------------------------------------------

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the "Company") is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards ("PRC GAAP").

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

-------------------------------------------------------------------------------


1.    IMPORTANT NOTICE

1.1 The Directors of the Company guarantee that the information contained in this report does not contain any false statements, misleading representations or material omissions. The Directors collectively and individually accept responsibility as to the authenticity, accuracy and completeness of the content of this report.

1.2 For other business reasons, Mr. Huang Yongda (Executive Director), Mr. Wu Yusheng and Mr. Xia Donglin (both Independent Non-executive Directors) did not attend the meeting of the Board of Directors and appointed Mr. Li Xiaopeng (Chairman) to exercise their voting rights.

1.3 Each of Mr. Li Xiaopeng (Chairman), Mr. Huang Jian (Chief Accountant) and Ms. Zhou Hui (person in charge of Financial Department) declared to guarantee the accuracy and completeness of the content of the third quarterly report of 2005.

1.4 All financial information set out in this third quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

1.5 This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.    COMPANY PROFILE

2.1   Corporate Information


      -----------------------------------------------------------------------------------------------------------------
      Stock Abbreviation at    [GRAPHIC OMITTED]
      Shanghai Stock Exchange
      -----------------------------------------------------------------------------------------------------------------
      Stock Code               Shanghai Stock Exchange:     The Stock Exchange of    New York Stock Exchange: HNP
                               600011                       HongKong Limited: 902
      -----------------------------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------------------------
                                        Company Secretary                       Securities Representative
      -----------------------------------------------------------------------------------------------------------------
      Name                              Huang Long                              Gu Biquan
      -----------------------------------------------------------------------------------------------------------------
      Correspondence Address            West Wing, Building C, Tianyin          West Wing, Building C, Tianyin
                                        Mansion, 2C Fuxingmennan Street,        Mansion, 2C Fuxingmennan Street,
                                        Xicheng District, Beijing               Xicheng District, Beijing
      -----------------------------------------------------------------------------------------------------------------
      Telephone Number                  8610-66491999                           8610-66491021
      -----------------------------------------------------------------------------------------------------------------
      Fax Number                        8610-66491888                           8610-66491860
      -----------------------------------------------------------------------------------------------------------------
      E-mail                            huangl @hpi.com.cn                      gbq @hpi.com.cn
      -----------------------------------------------------------------------------------------------------------------


2.2   Financial Information (PRC GAAP)

2.2.1 Major Unaudited Financial Information and Financial Indicators (Amounts: In Rmb Yuan)


                                                                       End of current End of last year   Variance from
                                                                                                           end of last
                                                                     reporting period                             year
                                                                                                                   (%)

       Total Assets                                                    90,916,575,350   71,324,978,078           27.47
       Shareholders' equity (excluding: minority interests)            37,220,057,181   37,183,402,535            0.10
       Net assets per share                                                      3.09             3.08            0.32
       Adjusted net assets per share                                             3.05             3.02            0.99


                                                                                              From the
                                                                                          beginning of   Variance from
                                                                              Current  the year to the      equivalent
                                                                            reporting   end of current  period of last
                                                                               period reporting period            year
                                                                                                                   (%)

      Net cash inflow from operating activities                         4,472,073,632    7,347,737,272           77.55
      Earnings per share                                                         0.12             0.25            9.09
      Return on net assets (%)                                                   3.84             8.20    Increased by
                                                                                                          0.11 percent
      Return on net assets after deducting non-recurring items (%)               3.83             8.26    Increased by
                                                                                                          0.10 percent



      Non-recurring items                                                                                      Amounts

      Gains/(Losses) from disposal of assets other than the products of the Company                            849,890
      Non-operating income/(expense), net, after deducting impairment provisions for assets               (28,963,685)
      Reversal for asset impairment                                                                         16,468,053
      Other non-recurring items recognized by CSRC                                                         (7,420,441)
      Tax impact on non-recurring items                                                                    (3,618,503)
      Total                                                                                               (22,684,686)

2.2.2 Profit and Loss Accounts

      UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
      FOR THE THIRD QUARTER ENDED 30TH SEPTEMBER, 2005

                                                                                            Amounts: In Rmb Yuan

                                                       For the third    For the third   For the third    For the third
                                                             quarter          quarter         quarter          quarter
                                                         ended 30th        ended 30th      ended 30th       ended 30th
                                                          September,       September,      September,       September,
                                                                2005             2005            2004             2004
                                                        Consolidated      The Company    Consolidated      The Company

      1. Revenues from principal operations            10,264,947,517   6,967,583,382   8,379,835,197    6,748,422,263
          Less:  Cost of principal operations         (7,906,533,310) (5,520,126,664) (6,355,764,391)  (5,179,136,748)
                 Tax and levies on principal
                 operations                              (29,713,556)     (1,351,227)    (18,217,050)      (1,637,434)

      2.  Profit from principal operations             2,328,700,651    1,446,105,491   2,005,853,756    1,567,648,081
          Add:   Profit from other operations             16,194,602       11,249,557      25,578,436       24,800,605
          Less:  General and administrative
                 expenses                              (182,889,342)    (154,694,935)   (171,648,777)    (125,952,560)
                 Financial expenses, net               (245,064,876)     (65,707,880)   (258,228,164)    (177,925,250)

      3.  Operating profit                             1,916,941,035    1,236,952,233   1,601,555,251    1,288,570,876
          Add:   Investment income                        66,681,900      354,442,158      69,143,907      219,958,904
                 Subsidy income                           16,933,538       16,933,538               -                -
                 Non-operating income                      3,934,989          908,374       3,867,849          611,949
          Less:  Non-operating expenses                  (9,865,930)      (2,107,876)     (2,836,953)      (2,470,769)

      4.  Profit before taxation and minority
          interests                                    1,994,625,532    1,607,128,427   1,671,730,054    1,506,670,960
          Less:  Income tax                            (350,770,791)    (177,020,018)   (257,306,976)    (177,705,975)
                 Minority interests                    (213,746,332)                -    (85,458,093)                -

      5.  Net profit                                   1,430,108,409    1,430,108,409   1,328,964,985    1,328,964,985


      UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP) FOR THE NINE MONTHS ENDED 30TH SEPTEMBER, 2005

      Item                                            For the nine     For the nine      For the nine     For the nine
                                                      months ended     months ended      months ended     months ended
                                                   30th September,  30th September,   30th September,  30th September,
                                                              2005             2005              2004             2004
                                                      Consolidated      The Company      Consolidated      The Company

      1.  Revenues from principal operations        29,125,622,148   19,432,833,149    21,420,124,536   17,853,063,409
          Less:   Cost of principal operations    (23,287,828,606) (16,103,720,747)  (15,854,404,984) (13,337,005,244)
                  Tax and levies on principal         (84,694,084)      (4,745,129)      (43,514,761)      (4,776,526)
                  operations

      2.  Profit from principal operations           5,753,099,458    3,324,367,273     5,522,204,791    4,511,281,639
          Add:    Profit from other operations          46,793,227       35,932,321        38,633,208       37,116,806
          Less:   General and administrative         (627,786,410)    (446,150,999)     (381,739,618)    (282,861,267)
                  expenses
                  Financial expenses, net            (932,220,309)    (407,871,582)     (513,612,059)    (364,522,410)

      3.  Operating profit                           4,239,885,966    2,506,277,013     4,665,486,322    3,901,014,768
          Add:    Investment income                    165,354,074      915,170,311       149,002,379      501,609,133
                  Subsidy income                        16,933,538       16,933,538                 -                -
                  Non-operating income                  17,263,941       13,796,716         5,296,187        2,045,546
          Less:   Non-operating expenses              (52,798,175)      (5,763,624)       (7,381,943)      (5,665,108)

      4.  Profit before taxation and minority        4,386,639,344    3,446,413,954     4,812,402,945    4,399,004,339
          interests
          Less:   Income tax                         (751,231,119)    (396,017,396)     (767,510,754)    (539,074,829)
                  Minority interests                 (585,011,667)                -     (184,962,681)                -

      5.  Net profit                                 3,050,396,558    3,050,396,558     3,859,929,510    3,859,929,510


2.3 Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period (Non G-share companies)

      Total number of shareholders as at the end of the reporting period:
      37,801 (including 37,231 holders of A shares and 570 registered overseas holders)

      Ten largest holders of shares in circulation


                                                                                        Number of shares
                                                                                          in circulation
                                                                                        as at the end of
                                                                                            the reporting      Type of
      Name                                                                                         period       shares

      Horizon Asset Management, Inc.                                                           38,312,560     H shares
      The Bank of China - Jiashi Services Value Added Industry Securities Investment           23,734,442     A shares
      Fund
      Nanjing Municipal Investment Company                                                     17,400,000     A shares
      Industrial and Commercial Bank of China - Kaiyuan Securities Investment Fund             15,500,000     A shares
      Kinetics Asset Management, Inc.                                                          14,881,040     H shares
      Xinghe Securities Investment Fund                                                        13,291,992     A shares
      Industrial and Commercial Bank of China - Tianyuan Securities Investment Fund            11,958,401     A shares
      Yinfeng Securities Investment Fund                                                       10,858,515     A shares
      Industrial and Commercial Bank of China - Shanghai Stock Exchange 50 Open                10,100,716     A shares
      Trading Index Securities Investment Fund
      State Social Welfare Fund No.103                                                         10,073,439     A shares

3.    MANAGEMENT'S DISCUSSION AND ANALYSIS

3.1 Brief analysis on the overall situation of the operating activities of the Company during the reporting period

      In the first three quarters of 2005, the Company's management and all the staff worked hard together in seizing the opportunities of rapid growth in power consumption brought about by the rapid and steady growth of the national economy. The challenges from the rise of coal prices and the decline of coal quality were dealt with in a conscientious manner. Facing increasing competition in the power market, the management and all staff of the Company strived to do their utmost, thereby having overcome the difficulties and completed the tasks. The Company achieved good progress in terms of safe generation, project construction, operation management and preparation work of projects.

      Compared to the same period last year, newly acquired power plants and newly operated generating units brought an expansion of the overall operating scale of the Company as well as a significant increase in the Company's power generation during the first three quarters of 2005. The tariff hike under the coal-electricity price linkage mechanism during the year coupled with lower tariff rates for newly added generating units has resulted in commensurate growth of the Company's revenues and power generation. As the price of coal remained at a high level, the unit fuel cost amounted to RMB158.63/MWh, representing an increase of 15.61% over the same period last year. The increase in revenues could not fully offset the impact of fuel costs upon profits, and as a result, the Company's net profit decreased compared to the same period last year. Compared to the second quarter, the coal price was relatively lower in the third quarter, thus resulting in an increase of the Company's gross profit.

      The Company's total power generation on a consolidated basis in the first three quarters of 2005 amounted to 110.956 billion kWh, an increase of 37.3% over the same period last year.

      The power generation of each of the Company's power plants in the first three quarters of 2005 was listed below (in billion kWh):


      Dalian                                           6.700    Changxing                   1.443
      Fuzhou                                           6.378    Taicang                     3.061
      Nantong                                          6.756    Huaiyin                     4.289
      Shangan                                          6.177    Yushe                       3.851
      Shanghai Shidongkou Second                       6.238    Qinbei                      5.610
      Shantou Coal-fired                               3.409    Xindian                     2.032
      Shantou Oil-fired                                0.004    Yingkou                     3.400
      Dandong                                          3.197    Jinggangshan                2.506
      Nanjing                                          3.208    Yueyang                     3.266
      Dezhou                                          10.997    Luohuang                    6.122
      Jining                                           2.512    Pingliang                   6.026
      Weihai                                           3.734    Sichuan Hydro Power         4.458
      Shanghai Shidongkou First                        5.582

3.1.1 Principal operations or products contributing more than 10% of revenue or profit from principal operations (unaudited)

      |X| Applicable       |_|Not applicable


                                                                                                             Unit: RMB
      Sector                                                            Revenues from          Cost of   Gross  profit
                                                                            principal        principal          margin
                                                                           operations       operations
                                                                                                                   (%)

      Power                                                            10,264,947,517    7,906,533,310           22.98


3.1.2 Seasonal or periodic characteristics of the Company's operations

      |_| Applicable       |X| Not applicable

3.1.3 Composition of profit for the reporting period (disclosure as to any material changes in the ratios of profit from principal operations, profit from other businesses, expenses for the period, investment income, subsidy income and net non-operating income/expenses to profit before taxation and minority interests, when compared with those of the previous reporting period) and the reasons therefor

      |_| Applicable       |X| Not applicable

3.1.4 Significant changes in principal operations and its structure when compared with those of the previous reporting period and the reasons therefor

      |_|Applicable        |X| Not applicable

3.1.5 Significant change in profitability (gross margins) of principal operations when compared with that of the previous reporting period and the reasons therefor

      |_| Applicable       |X| Not applicable

3.2   Significant matters and analysis on their impact and solutions

      ||X|Applicable       |_| Not applicable


I.    Regular Related Transactions During the Reporting Period:


                                  Classification
                                    by reference                                                % of same
                                     to products      Basis of    Transaction    Transaction      type of
      Related Party                  or services       pricing         amount         amount  transaction   Settlement
                                                                    (RMB/ton)      (RMB'000)

      Hueneng International        Coal purchase  market price            420        340,000                      cash
      Trading
      Time Shipping                     Maritime      contract          38.96        390,000         3.91         cash
                                  transportation         price



1.    General information of related persons

      1) Huaneng International Economic Trading Corporation ("Huaneng International Trading")

            Legal Representative: Xu Fangjie; Registered Capital: RMB30 million; Principal Scope of Business: Import and export, foreign economic co-operation, domestic trade, international tendering;
            Address: Huaneng Tower, No.23A, Fuxing Road, Haidian District, Beijing.

      2)    Shanghai Time Shipping Co. Ltd. ("Time Shipping")

            Legal Representative: Jin Langchuan; Registered Capital: RMB200 million; Principal Scope of Business: maritime transportation along coastal regions and the middle and lower streams of Yangtze River ;
            Address: 16/F., No.139 Yincheng Road East, Pudong District,
            Shanghai.

2.    Relationship

      China Huaneng Group is the controlling shareholder of the Company. Huaneng International Trading and Time Shipping are controlled by China Huaneng Group. China Huaneng Group is regarded as a "related party" under item II of Rule 10.1.3 of the Listing Rules of the Shanghai Stock
      Exchange.

3.    Ability of performance

      The aforesaid related parties have strong ability to perform the relevant contracts. Throughout the past years, they have not failed to perform the relevant contracts. According to experience and based on reasonable judgement, such related parties will continue to perform their respective obligations under the relevant contracts.

4. The related transactions occurred during the reporting period are the same kind of transactions as estimated for the year of 2005.

5.    Reasons of the transactions and impact on the Company

      (1) Purchasing coal from Huaneng International Trading will enable the Company to take advantage of the scale and expertise of China Huaneng Group, and will help the Company to reduce purchase costs.

      (2) Time Shipping is a company owned by China Huaneng Group specialising in maritime transportation. Compared with other similar companies, it has strengths in management and service qualities and enjoys good reputation. Therefore, transportation of part of the Company's coal was undertaken by Time Shipping.

      (3) Such related transactions will be conducted in strict compliance with the aforesaid pricing policy and basis of pricing. Such transactions will not have any adverse impact on the financial position and operating results of the reporting period as well as those in future.

II.   Other Significant Related Transactions

      As at 30th September, 2005, the Company and its subsidiaries deposited an amount of RMB1,756.4087 million at China Huaneng Finance Limited Company.

      As at 30th September, 2005, China Huaneng Finance Limited Company provided an aggregate of RMB1,804 million long-term and short-term loans to the Company and its subsidiaries.

3.3 Disclosure as to and reasons for changes in accounting policies, accounting estimates, consolidation scope and significant accounting errors

      |_| Applicable       |X| Not applicable


3.4 Relevant explanations by the Board of Directors and the Supervisory Committee in respect of "qualified" audit opinion

      |_| Applicable       |X| Not applicable

3.5 Forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or warning in respect of any significant changes in profit as compared with that of the corresponding period of last year and the reasons therefor

      |_| Applicable       |X| Not applicable

3.6 Cumulative adjustments to the annual operating plan or budget previously disclosed by the Company

      |_| Applicable       |X| Not applicable

3.7 (For G share companies) Special undertaking given by the holders of non-tradable shares regarding the share sale plan and the performance thereof

      |_| Applicable       |X| Not applicable

      For details of the unaudited balance sheets (PRC GAAP) as at 30th September, 2005, and the unaudited cash flow statements (PRC GAAP) for the nine months ended 30th September, 2005, please visit www.sse.com.cn.

                                                   By Order of the Board
                                              Huaneng Power International, Inc.
                                                         Li Xiaopeng
                                                           Chairman

As at the date of this announcement, the Board comprises:

Li Xiaopeng                                 Qian Zhongwei
(Executive director)                        (Independent non-executive director)
Huang Yongda                                Xia Donglin
(Executive director)                        (Independent non-executive director)
Wang Xiaosong                               Liu Jipeng
(Non-executive director)                    (Independent non-executive director)
\Na Xizhi                                   Wu Yusheng
(Executive director)                        (Independent non-executive director)
Huang Long                                  Yu Ning
(Executive director)                        (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)


18th October, 2005
Beijing, the PRC